UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NO: 000-51674 CUSIP NUMBER: None

(Check one:)	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2010

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I
REGISTRANT INFORMATION

LANE CO. #5, INC.
Full Name of Registrant:

N/A
Former Name if Applicable

2425 Post Road, Suite 205
Address of Principal Executive Office (Street and Number)

Southport, CT 06090-1267
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort and expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form cannot be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- F, 11-K, Form N-SAR, or portion thereof, will be on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly of transition report on Form 10-Q, or portion thereof be filed on or before the fifth calendar day following prescribed due date; and

[  ] (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 within the prescribed period due to administrative difficulties. Such difficulties prevent the Company from filing the Quarterly Report without unreasonable effort or expense. The Company fully expects to be able to file within the additional time allowed by this report.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

John D. Lane	(203)	203-209-1977
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

   | X | Yes |_| No

(3)  Is it anticipated that any significant change in results of operations of the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

   |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LANE CO. #5, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 13, 2010	LANE CO. #5, INC.

	By:	/s/ John D. Lane
John D. Lane Title: Chief Executive Officer, President and Chairman
(Principal Executive Officer)
(Principal Financial and Accounting Officer)